UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    under the Securities Exchange Act of 1934
                               (Amendment No. 42)*




                           WINNEBAGO INDUSTRIES, INC.
                                (Name of Issuer)

                          COMMON STOCK, $.50 PAR VALUE
                         (Title of Class of Securities)

                                    974637100
                                 (CUSIP Number)

                             WILLIAM M. LIBIT, ESQ.
                             CHAPMAN AND CUTLER LLP
                             111 WEST MONROE STREET
                             CHICAGO, ILLINOIS 60603
                                 (312) 845-2981
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 AUGUST 12, 2004
                          (Date of Event which Requires
                            Filing of This Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 974637100
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
(1)      Names of Reporting Persons
         S.S. or I.R.S. Identification Nos. of Above Person

         Hanson Capital Partners, L.L.C.  I.R.S. Identification No. 52-2286575
         John V. Hanson          SS# ###-##-####
         Mary Joan Boman         SS# ###-##-####
         Paul D. Hanson          SS# ###-##-####


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(2)      Check the Appropriate Box if a Member of a Group            (a)     [x]
         (See Instructions)                                          (b)     [ ]



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(3)      SEC Use Only




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(4)      Source of Funds

         Not applicable.


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(5)      Check if Disclosure of Legal Proceedings is Required                [ ]
         Pursuant to Items 2(d) or 2(e)




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(6)      Citizenship or Place of Organization

         Hanson Capital Partners, L.L.C. is a Delaware limited liability company.

         John V. Hanson, Mary Joan Boman and Paul D. Hanson are United States citizens.


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CUSIP No. 974637100                                                       Page 2
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               -----------------------------------------------------------------
               (7)      Sole Voting Power
                        Hanson Capital
                           Partners, L.L.C.    2,453,012 shares (7.3%)
                        John V. Hanson         40,260 (includes 200 shares
                                               owned by wife and 44,000 shares
                                               which John V. Hanson has
                                               a right to acquire)*
                        Mary Joan Boman        145,496 (includes 53,070 shares
                                               owned by husband, Gerald E.
                                               Boman, and 44,000 shares which
                                               Gerald E. Boman has the right to
                                               acquire)*
                        Paul D. Hanson         320 shares*
                        *less than 1.0 percent.

  NUMBER OF
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   (8)      Shared Voting Power
  OWNED BY
    EACH                Not Applicable.
  REPORTING
   PERSON      -----------------------------------------------------------------
               (9)      Sole Dispositive Power
                        Hanson Capital
                           Partners, L.L.C.    2,453,012 shares (7.3%)
                        John V. Hanson         40,260 (includes 200 shares
                                               owned by wife and 44,000 shares
                                               which John V. Hanson has
                                               a right to acquire)*
                        Mary Joan Boman        145,496 (includes 53,070 shares
                                               owned by husband, Gerald E.
                                               Boman, and 44,000 shares which
                                               Gerald E. Boman has the right to
                                               acquire)*
                        Paul D. Hanson         320 shares*
                        *less than 1.0 percent.

    WITH       -----------------------------------------------------------------
               (10)     Shared Dispositive Power
                        See (9) above.

CUSIP No. 974637100                                                       Page 3
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(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         See (7) and (9) above.


(12)     Check if the Aggregate Amount in Row (11) Excludes Certain          [ ]
         Shares (See Instructions)


(13)     Percent of Class Represented by Amount in Row (11)

         See (7) and (9) above.


--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)

         Hanson Capital Partners, L.L.C., CO.

         John V. Hanson, IN; Mary Joan Boman, IN; Paul D. Hanson, IN


ITEM 1.  SECURITY AND ISSUER

         The class of securities to which this statement relates is Common Stock, $.50 par value (the "COMMON STOCK"), of Winnebago Industries, Inc. ("WINNEBAGO"), an Iowa corporation. The address of Winnebago's principal executive offices is P.O. Box 152, Forest City, Iowa 50436.


ITEM 2.  IDENTITY AND BACKGROUND

         This statement is being filed by Hanson Capital Partners, L.L.C., John
V. Hanson, Mary Joan Boman and Paul D. Hanson. Hanson Capital Partners, L.L.C. ("HCP") is a Delaware limited liability company which is currently comprised of the Luise V. Hanson Qualified Terminable Interest Property Marital Deduction Trust (the "QTIP TRUST"), the Luise V. Hanson Revocable Trust dated September 22, 1984 (the "REVOCABLE TRUST") and John V. Hanson, Mary Joan Boman and Paul D. Hanson, each in their individual capacity. John V. Hanson, Mary Joan Boman and Paul D. Hanson are the Managing Members of HCP. The business address for HCP is c/o Mr. John V. Hanson, 7019 SE Harbor Circle, Stuart, Florida 34996. The business address for the QTIP Trust is c/o Ms. Linda K. Johnson, Manufacturers Bank and Trust Company, 245 East J Street, P.O. Box 450, Forest City, Iowa 50436. The business address for the Revocable Trust is c/o Mr. John V. Hanson, 7019 SE Harbor Circle, Stuart, Florida 34996. The general purpose of HCP is to provide a business structure for the members of the family of Luise V. Hanson and trusts to enable them to pool and invest assets under consolidated ownership and management. Mr. John V. Hanson is retired and his residence address is 7019 SE Harbor Circle, Stuart, Florida 34996. Mrs. Mary Joan Boman is retired and her residence address is 743 S.W. Thornhill Lane, Palm City, Florida 34990. Mr. Paul
D. Hanson is retired and his residence address is 60 W. Pelican Street, #106, Naples, Florida 34113.

CUSIP No. 974637100                                                       Page 4
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         John V. Hanson, Mary Joan Boman, Paul D. Hanson and Bessemer Trust
Company, N.A. are co-trustees under the Revocable Trust which has a 64.6% membership interest in HCP. John V. Hanson, Mary Joan Boman, Paul D. Hanson and Bessemer Trust Company, N.A. are co-trustees under the QTIP Trust which has a 34.8% membership interest in HCP. John V. Hanson, Mary Joan Boman and Paul D. Hanson each have, in their individual capacity, a .2% membership interest in HCP.

         None of HCP, John V. Hanson, Mary Joan Boman and Paul D. Hanson has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Further, none of HCP, John V. Hanson, Mary Joan Boman and Paul D. Hanson has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in any of the foregoing being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

         John V. Hanson, Mary Joan Boman and Paul D. Hanson are United States citizens.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         NOT APPLICABLE. This amendment is being filed to report that on August 12, 2004, HCP entered into a Rule 10b5-1 Trading Plan (the "TRADING PLAN") with Bessemer Trust Company of Florida. Reference is made to Item 4 for a description of the transaction.


ITEM 4.  PURPOSE OF TRANSACTION

         HCP intends to sell up to 450,000 shares of Common Stock at a minimum price of $30.00 per share pursuant to the Trading Plan. The Trading Plan terminates on July 31, 2005, unless terminated earlier in accordance with its terms. HCP is entering into the Trading Plan as a continuing part of its plan to diversify its investment portfolio.

         The QTIP Trust, the Revocable Trust, the John V. Hanson Family Trust, the Paul D. Hanson Family Trust and the Mary Joan Boman Family Trust are the only members of HCP.

CUSIP No. 974637100                                                       Page 5
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         The undersigned do not presently have any plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of Winnebago, or the disposition of securities of Winnebago, other than the acquisition or disposition of membership or economic interests in HCP or the disposition by HCP of Winnebago Common Stock in accordance with the Rule 10b5-1 Trading Plan and after termination of such Plan from time to time when believed to be in the best interests of HCP's members;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Winnebago or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of Winnebago or any of its subsidiaries;

(d) Any change in the present board of directors or management of Winnebago, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of Winnebago;

(f) Any other material change in Winnebago's business or corporate structure;

(g) Changes in Winnebago's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Winnebago by any person;

(h) Causing a class of securities of Winnebago to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of Winnebago becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)      Any action similar to any of those enumerated above.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) HCP is the beneficial owner of 2,453,012 shares of Common Stock, which represent approximately 7.3% of Winnebago's issued and outstanding Common Stock. The Revocable Trust, of which John V. Hanson, Mary Joan Boman and Paul D. Hanson (each an "INDIVIDUAL TRUSTEE" and collectively, the "INDIVIDUAL TRUSTEES") and Bessemer Trust Company (the "CORPORATE TRUSTEE") are co-trustees, is a member of HCP and has a 64.6% membership interest in HCP.

(b) By virtue of the Revocable Trust's 64.6% membership interest in HCP, a majority of the Individual Trustees together with the Corporate Trustee have sole voting power with respect to 2,453,012 shares of Common Stock of which HCP is the beneficial owner. A majority of the Individual Trustees together with the Corporate Trustee have sole dispositive power with respect to the 2,453,012 shares of Common Stock of which HCP

CUSIP No. 974637100                                                       Page 6
--------------------------------------------------------------------------------


         is the beneficial owner, except that disposition of all or substantially all of those shares requires the unanimous approval of all members of HCP.

(c) Except for (i) the sale of an aggregate of 43,200 shares of Common Stock by HCP on July 29, 2004 and July 30, 2004, as reported on
         Schedule 13D (Amendment No. 41), (ii) the sale of an aggregate of 79,900 shares of Common Stock by HCP on July 27, 2004 and July 28, 2004, as reported on Schedule 13D (Amendment No. 40), (iii) the sale of an aggregate of 37,200 shares of Common Stock by HCP on June 29, 2004 and July 23, 2004, as reported on Schedule 13D (Amendment No. 39), (iv) the sale of an aggregate of 182,900 shares of Common Stock by HCP on June 22, 2004 and June 23, 2004, as reported on Schedule 13D (Amendment No. 38), (v) the sale of an aggregate of 68,000 shares of Common Stock by HCP during the period from June 17, 2004 through June 21, 2004, as reported on Schedule 13D (Amendment No. 37), and (vi) the sale of an aggregate of 100,400 shares of Common Stock by HCP on June 15, 2004 and June 16, 2004, as reported on Schedule 13D (Amendment No. 36); none of HCP, John V. Hanson, Mary Joan Boman or Paul D. Hanson has had any transactions in Common Stock during the past 60 days.

(d)      Not applicable.

(e)      Not applicable.


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         The Hanson Capital Partners L.L.C. Limited Liability Company Agreement provides that members of HCP shall manage HCP and any action taken by the members under such Agreement requires the consent of members representing a majority of the member percentage interests, except that certain actions, such as the disposition of all or substantially all of HCP's assets, requires the unanimous approval of all members of HCP.

         On August 12, 2004, HCP entered into the Trading Plan with Bessemer Trust Company. HCP intends to sell up to 450,000 shares of Common Stock at a minimum price of $30.00 per share pursuant to the Trading Plan. The Trading Plan terminates on July 31, 2005, unless terminated earlier in accordance with its terms. HCP entered into the Trading Plan as a continuing part of its investment portfolio diversification plan. Reference is made to Item 3 and Item 4 for a description of the transaction.

CUSIP No. 974637100                                                       Page 7
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ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         The following document is filed as an exhibit hereto:

         Trading Plan dated August 12, 2004 between Hanson Capital Partners, LLC and Bessemer Trust Company of Florida, acting as agent.

CUSIP No. 974637100                                                       Page 8
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       HANSON CAPITAL PARTNERS, L.L.C.


  August 13, 2004                      /s/ John V. Hanson
--------------------                   -----------------------------------------
       (Date)                          John V. Hanson, as Managing Director


  August 13, 2004                      /s/ Mary Joan Boman
--------------------                   -----------------------------------------
       (Date)                          Mary Joan Boman, as Managing Director


  August 13, 2004                      /s/ Paul D. Hanson
--------------------                   -----------------------------------------
       (Date)                          Paul D. Hanson, as Managing Director

CUSIP No. 974637100                                                       Page 9
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


  August 13, 2004                      /s/ Mary Joan Boman
--------------------                   -----------------------------------------
       (Date)                                     Mary Joan Boman

CUSIP No. 974637100                                                      Page 10
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


  August 13, 2004                      /s/ John V. Hanson
--------------------                   -----------------------------------------
       (Date)                                      John V. Hanson

CUSIP No. 974637100                                                      Page 11
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


  August 13, 2004                      /s/ Paul D. Hanson
--------------------                   -----------------------------------------
       (Date)                                     Paul D. Hanson

                            RULE 10b5-1 TRADING PLAN


         This Trading Plan dated August 12, 2004 (the "Trading Plan") is entered into between HANSON CAPITAL PARTNERS, LLC ("Seller") and BESSEMER TRUST COMPANY OF FLORIDA ("Bessemer"), acting as agent, for the purpose of establishing a trading plan that complies with Rule 10b5-1(c)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

         WHEREAS, Seller has opened investment management account no. 9D3Q13 with Bessemer, which account holds, among other assets, common stock, par value $0.50 per share (the "Stock"), of WINNEBAGO INDUSTRIES, INC. ("Issuer"); and

         WHEREAS, Seller desires that Bessemer be granted the authority, under certain circumstances more particularly described in the Trading Plan, to sell the Stock, and Bessemer desires to exercise such authority.

         NOW THEREFORE, in consideration of the promises and obligations of Seller and Bessemer hereunder, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Seller and Bessemer agree as follows:

         1. SPECIFIC PLAN OF SALE. Bessemer agrees to effect sales of Stock on behalf of Seller in accordance with the specific instructions set forth in Exhibit A (the "Sales Instructions").

         2. FEES/COMMISSIONS. Seller shall pay Bessemer its customary brokerage and other fees in connection with the sales of the Stock, such amounts to be deducted by Bessemer from the proceeds of sales under this Trading Plan.

         3. SELLER'S REPRESENTATIONS AND WARRANTIES. As of the date hereof, Seller represents and warrants that:

                  (a) Seller is not aware of any material nonpublic information concerning Issuer or any securities of Issuer;

                  (b) Seller is entering into this Trading Plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1;

                  (c) Seller is not subject to any legal, regulatory or contractual restriction or undertaking that would prevent Bessemer from conducting sales in accordance with this Trading Plan;

                  (d) This Trading Plan is consistent with Issuer's insider trading policy;

                  (e) Seller has informed Issuer of this Trading Plan, has furnished Issuer with a copy of this Trading Plan and has been informed by Issuer that this Trading Plan is consistent with the Issuer's insider trading policy;

                  (f) Seller is not currently party to, and within the 60 days preceding the date hereof, has not been party to, an agreement with another Financial Institution entered into for the purpose of establishing a trading plan that complies with Rule 10b5-1;

                  (g) the Stock to be sold under this Trading Plan is owned free and clear by Seller and is not subject to any liens, security interests or other encumbrances or limitations on dispositions;

                  (h) to the extent that any Stock is eligible for sale under Rule 144 or Rule 145 under the Securities Act of 1933, as amended (the "Securities Act"), that Stock is not subject to any liens, security interests or other encumbrances or limitations on disposition, other than those imposed by Rule 144 or Rule 145; and

                  (i) Seller has had an opportunity to consult with Seller's own advisors as to the legal (including this Trading Plan's compliance with Rule 10b5-1 and applicable state law), tax, business, financial, accounting and related aspects of this Trading Plan, including potential application of Section 16(b) of the Exchange Act to any transaction (whether or not under this Trading Plan) engaged in by Seller or on Seller's behalf. Seller has not relied upon Bessemer or any person affiliated with Bessemer in connection with Seller's adoption or implementation of this Trading Plan, and Seller acknowledges that Seller has not received or relied on any representations from Bessemer concerning this Trading Plan's compliance with Rule 10b5-1.

         4. AGREEMENTS BY SELLER.

                  (a) INVESTMENT MANAGEMENT ACCOUNT. Seller agrees that it will maintain Bessemer investment management account no. 9D3Q13 during the effectiveness of this Trading Plan and agrees to comply with the terms and conditions of the Investment Management Agreement under which the account was established.

                  (b) DELIVERY OF STOCK.

                  (i) Seller agrees to execute such documents as are necessary to cause the delivery of all shares of Stock to be sold pursuant to this Trading Plan (with the amount to be agreed upon by Seller and Bessemer, if the Sale Amount is designated as an aggregate dollar amount) (the "Plan Shares") into an account at Bessemer in the name of and for the benefit of Seller (the "Plan Account") prior to the commencement of any sales under this Trading Plan. Upon notification from Bessemer, if any, that the number of shares of Stock in the Plan Account is less than the number of Plan Shares that Bessemer estimates remain to be sold pursuant to this Trading Plan, Seller agrees to execute such documents that are necessary to cause the delivery promptly to the Plan Account of the number of shares of Stock specified by Bessemer as necessary to eliminate this shortfall.

                  (ii) Seller agrees that its failure to make effective delivery of shares of Stock shall relieve Bessemer of its obligations under this Trading Plan.

                  (c) HEDGING TRANSACTIONS. While this Trading Plan is in effect, Seller agrees to comply with the prohibition set forth in Rule 10b5-1(c)(1)(C) against entering into or altering a corresponding or hedging transaction or position with respect to the Stock.

                  (d) NOTICE TO BESSEMER. Seller agrees to notify Bessemer to terminate sales, as appropriate, as soon as practicable upon the occurrence of any of the events contemplated in paragraph 7(c).

                  (e) COMMUNICATIONS. Seller agrees that it shall not, directly or indirectly, communicate any material nonpublic information relating to the Stock or Issuer to any employee of Bessemer.

                  (f) CERTAIN REQUIRED EXCHANGE ACT FILINGS. Seller agrees to make all filings, if any, required under Sections 13(d), 13(g) and 16 of the Exchange Act in a timely manner, to the extent any such filings are applicable to Seller.

                  (g) COMPLIANCE WITH APPLICABLE LAWS. Seller agrees to comply with all applicable laws, including, without limitation, Section 16(a) of the Exchange Act and the rules and regulations promulgated thereunder.

                  (h) NO INFLUENCE. Seller acknowledges and agrees that Seller does not have, and shall not attempt to exercise, any influence over how, when or whether to effect sales of Stock pursuant to this Trading Plan following the execution thereof.

                  (i) STOCK NON-MARGINABLE. The Stock is not marginable and may not be used by Seller as collateral for any purpose.

                  (j) DISCRETION. Seller acknowledges and agrees that Bessemer and its affiliates and any of their respective officers, employees or other representatives shall exercise discretionary authority or discretionary control in connection with effecting sales under this Trading Plan, subject to the Sales Instructions under this Trading Plan and the express provisions of this Trading Plan.

                  (k) ACKNOWLEDGMENT OF RELIEF FROM OBLIGATION TO EFFECT SALES. Seller acknowledges and agrees that Bessemer shall be relieved of its obligation to sell Stock as otherwise required by paragraph 1 above at any time when:

                  (i) Bessemer has determined that (A) a material adverse change in the financial markets, in the market activity in the stock of Issuer or in the internal systems of Bessemer or one of its affiliates, an outbreak or escalation of hostilities or other crisis or calamity has occurred (in each case, the effect of which is such as to make it, in the sole judgment of Bessemer, impracticable for Bessemer to sell Stock); or (B) a trading suspension with respect to the STOCK by the Securities and Exchange Commission or the New York Stock Exchange ("NYSE"), a delisting of the Stock by the NYSE, or a banking moratorium has occurred;

                  (ii) Bessemer determines, in its sole discretion, that it is prohibited from doing so by a legal, contractual or regulatory restriction applicable to it or its affiliates or to Seller or Seller's affiliates; or

                  (iii) This Trading Plan is terminated in accordance with paragraph 7 below.

                  (l) Seller further acknowledges and agrees that if Bessemer cannot effect a sale as required by paragraph 1 above for any of the reasons set forth in paragraph 4(k) above, Bessemer shall effect such sale as promptly as practical after the cessation or termination of such cause, subject to the restrictions set forth in paragraph 1 of Exhibit A.

         5. PRO RATA ALLOCATION OF SALES. Seller agrees and acknowledges that Bessemer shall allocate the proceeds of all Stock actually sold on a particular day pursuant to all Rule 10b5-1 Trading Plans concerning Issuer's securities that Bessemer manages (including this Trading Plan) pro rata among all such Trading Plans, based on the ratio of (x) the Stock to be sold that day under each such Trading Plan to (y) the sum of the proceeds of all Stock to be sold that day under all such Trading Plans.

         6. RULE 144 AND RULE 145. With respect to sales of Stock subject to Rule 144 or Rule 145, Seller and Bessemer agree to comply with the following provisions.

                  (a) Agreements by Seller Regarding Rule 144 and Rule 145.

                  (i) Seller agrees not to take, and agrees to cause any person or entity with which Seller would be required to aggregate sales of Stock pursuant to Rule 144(a)(2) or (e) not to take, any action that would cause the sales hereunder not to meet all applicable requirements of Rule 144 or Rule 145.

                  (ii) Seller agrees to complete, execute and deliver to Bessemer Forms 144 for sales to be effected under the Trading Plan at such times and in such numbers as Bessemer shall request. Seller hereby grants Bessemer a power of attorney to complete and file on behalf of Seller any required Forms 144.

                  (iii) Seller agrees to complete, execute and deliver to Bessemer Rule 144 Letters (substantially in the form attached hereto as Exhibit C) for sales to be effected under the Trading Plan at such times and in such numbers as Bessemer shall request.

                  (b) Agreements by Bessemer Regarding Rule 144, Rule 145 and
         Section 13(d).

                  (i) Bessemer agrees to conduct all sales pursuant to the Trading Plan in accordance with the manner of sale requirement of Rule 144 and/or Rule 145. Bessemer shall not effect any sales that it knows would exceed the then-applicable volume limitation under Rule 144 or Rule 145.

                  (iii) Bessemer agrees to file such Forms 144 furnished by Seller pursuant to paragraph 6(a)(ii) above on behalf of Seller as required by applicable law. Bessemer shall make one Form 144 filing at the beginning of each three-month period, commencing upon the first Sale Day under the Trading Plan.

                  (iii) Bessemer agrees to submit such Rule 144 Letters furnished by Seller pursuant to paragraph 6(a)(iii) above on behalf of Seller as required by Issuer's transfer agent.

                  (iv) Bessemer agrees to notify the Issuer as soon as practicable following a sale of Stock under the Trading Plan, but in no event later than the first business day after such sale, so that the appropriate filings can be made on Seller's behalf. Notice may be made via e-mail to Raymond M. Beebe (rbeebe@winnebagoind.com) (facsimile no. 641-585-6806) and William M. Libit (libit@chapman.com) (facsimile no. 312-516-3981) and must include the trade date, the number of shares sold and the sale price(s).

         7. EFFECTIVENESS AND TERMINATION. This Trading Plan is effective as of the date first written above and will terminate on the earliest to occur of the following (the "Plan Sales Period"):

                  (a) on July 31, 2005;

                  (b) the date that the aggregate number of shares of Stock sold pursuant to this Trading Plan reaches the Plan Shares amount;

                  (c) promptly after the date on which Bessemer receives notice from Seller of the termination of this Trading Plan; PROVIDED, HOWEVER, that such notice shall be accompanied by a certification from Seller that Seller has notified Issuer in writing of such termination; or

                  (d) upon the determination by Bessemer, or promptly after the determination by Seller and notice to Bessemer (either of which determinations must be reasonable), that this Trading Plan does not comply with Rule 10b5-1.

         8. INDEMNIFICATION; LIMITATION OF LIABILITY.

                  (a) INDEMNIFICATION.

                  (i) Seller agrees to indemnify and hold harmless Bessemer and its directors, officers, employees and affiliates from and against all claims, losses, damages and liabilities (including, without limitation, any legal or other expenses reasonably incurred in connection with defending or investigating any such action or claim) arising out of or attributable to Bessemer's actions taken or not taken in compliance with this Trading Plan, arising out of or attributable to any breach by Seller of this Trading Plan (including Seller's representations and warranties hereunder), and any violation by Seller of applicable laws or regulations. This indemnification shall survive termination of this Trading Plan.

                  (ii) Bessemer agrees to indemnify and hold harmless Seller from and against all claims, losses, damages and liabilities (including, without limitation, any legal or other expenses reasonably incurred in connection with defending or investigating any such action or claim) arising out of or attributable to the gross negligence or willful misconduct of Bessemer in connection with this Trading Plan.

                  (b) LIMITATION OF LIABILITY.

                  (i) Notwithstanding any other provision hereof, Bessemer shall not be liable to Seller, and Seller shall not be liable to Bessemer, for: (A) special, indirect, punitive, exemplary or consequential damages, or incidental losses or damages of any kind, even if advised of the possibility of such losses or damages or if such losses or damages could have been reasonably foreseen; or (B) any failure to perform or to cease performance or any delay in performance that results from a cause or circumstance that is beyond its reasonable control, including, but not limited to, failure of electronic or mechanical equipment, strikes, failure of common carrier or utility systems, severe weather, market disruptions or other causes commonly known as "acts of God."

                  (ii) Notwithstanding any other provision hereof, Bessemer shall not be liable to Seller for (A) the exercise of discretionary authority or discretionary control under this Trading Plan, if any, or (B) any failure to effect a sale required by paragraph 1, except for failures to effect sales as a result of the gross negligence or willful misconduct of Bessemer.

         9. AGREEMENT TO ARBITRATE. Any dispute between Seller and Bessemer arising out of, relating to or in connection with this Trading Plan or any transaction relating to this Trading Plan shall be determined only by arbitration administered by Judicial Arbitration and Mediation Service in accordance with its Comprehensive Arbitration Rules and Procedures.

         10. NOTICES.

                  (a) All notices to Bessemer under this Trading Plan shall be provided to Andrew Parker at Bessemer in the manner specified by this Trading Plan by telephone at (212) 708-9304, by facsimile at (212) 265-5826 or by certified mail to the address below:

                                    Bessemer Trust Company of Florida
                                    222 Royal Palm Way
                                    Palm Beach, Florida  33480

                  (b) All notices to Seller under this Trading Plan shall be given to John V. Hanson on behalf of Hanson Capital Partners, LLC in the manner specified by this

         Trading Plan by telephone at 772-225-9095, by facsimile at 772-225-5431 or by certified mail to the address below:

                                    Hanson Capital Partners, L.L.C.
                                    c/o John V. Hanson
                                    7019 S.E. Harbor Circle
                                    Stuart, FL  34996-1023

         11. AMENDMENTS AND MODIFICATIONS. This Trading Plan may be amended by Seller only upon the written consent of Bessemer and receipt by Bessemer of the following documents, each dated as of the date of such amendment:

                  (a) a certificate signed by Seller, certifying that the representations and warranties of Seller contained in this Trading Plan are true at and as of the date of such certificate as if made at and as of such date; and

                  (b) an issuer certificate completed by Issuer substantially in the form of Exhibit B hereto.

         12. ASSIGNMENT. Seller's rights and obligations under this Trading Plan may not be assigned or delegated without the written permission of Bessemer.

         13. INCONSISTENCY WITH LAW. If any provision of this Trading Plan is or becomes inconsistent with any applicable present or future law, rule or regulation, that provision will be deemed modified or, if necessary, rescinded in order to comply with the relevant law, rule or regulation. All other provisions of this Trading Plan will continue and remain in full force and effect.

         14. GOVERNING LAW. This Trading Plan shall be governed by and construed in accordance with the internal laws of the State of New York and may be modified or amended only by a writing signed by the parties hereto.

         15. ENTIRE AGREEMENT. This Trading Plan, including Exhibits, and the Investment Management Agreement referred to in paragraph 4(a) above, constitute the entire agreement between the parties with respect to this Trading Plan and supercede any prior agreements or understandings with regard to this Trading Plan.

         16. COUNTERPARTS. This Trading Plan may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

         NOTICE: THIS AGREEMENT CONTAINS A PREDISPUTE ARBITRATION CLAUSE IN PARAGRAPH 9.

         IN WITNESS WHEREOF, the undersigned have signed this Trading Plan as of the date first written above.

                                         HANSON CAPITAL PARTNERS, LLC



                                         By:    /s/ Mary Joan Boman
                                                --------------------------------
                                                Mary Joan Boman



                                         By:    /s/ John V. Hanson
                                                --------------------------------
                                                John V. Hanson



                                         By:    /s/ Paul D. Hanson
                                                --------------------------------
                                                Paul D. Hanson


                                         BESSEMER TRUST COMPANY OF FLORIDA



                                         By:    /s/ Jo Ann Engelhardt
                                                --------------------------------
                                                Name:    Jo Ann Engelhardt
                                                Title: Managing Director

                                   EXHIBIT A

THIS EXHIBIT A MAY NOT BE AMENDED EXCEPT IN ACCORDANCE WITH THE TRADING PLAN.

                              SPECIFIC INSTRUCTIONS

1. Bessemer shall enter a Sell Order for such number of shares of stock ("Sale Amount") for the account of Seller on each specified Sale Day (as defined below) at the specified Sale Price (as defined below) as Bessemer shall in its discretion determine, subject to the following restriction: In no event shall Bessemer sell any shares of Stock pursuant to the Trading Plan prior to two Trading Days after the date of this Trading Plan.

2. A "Sale Day" shall be any day during the Plan Sales Period that the limit price specified in Paragraph 4 below is met; PROVIDED, HOWEVER, that if any Sale Day is not a Trading Day, such Sale Day shall be deemed to fall on the next succeeding Trading Day within the Plan Sales Period.

3. Bessemer shall effect sales of a maximum of 450,000 shares of Stock under the Trading Plan. Subject to the foregoing limitation and the minimum Sale Price set forth below, Bessemer shall have full discretion to effect sales of the Stock.

4. The "Sale Price" shall be the market price per share of Stock on the Sale Day, provided that such market price is not less than $30.00 per share.

5. The maximum number of shares of Stock that may be sold under paragraph 3 and the Sale Price shall be adjusted automatically on a proportionate basis to take into account any stock split, reverse stock split or stock dividend with respect to the Stock or any change in capitalization with respect to Issuer that occurs while the Trading Plan is in effect.

6. The term "Stock" as used in the Trading Plan shall include any class or series of common stock of Issuer into which the Stock shall be converted whether pursuant to a reclassification, reorganization, reincorporation or similar event.

7. A "Trading Day" is any day during the Plan Sales Period that the NYSE (the "Principal U.S. Market") is open for business and the Stock trades in a regular way on the principal U.S. market; PROVIDED, HOWEVER, that a "Trading Day" shall mean only that day's regular trading session of the Principal U.S. Market and shall not include any extended-hours or after-hours trading sessions that the Principal U.S. Market may allow.

8. Bessemer may sell Stock on any national securities exchange, in the over-the-counter market, on an automated trading system or otherwise.

9. Bessemer may, in its sole discretion, elect to act as principal in executing sales under the Trading Plan.

                                    EXHIBIT B

                               ISSUER CERTIFICATE

1. Winnebago Industries Inc. ("Issuer") certifies that it has approved, and retained a copy of, the Trading Plan dated August 12, 2004 (the "Trading Plan") between Hanson Capital Partners, LLC("Seller") and Bessemer Trust Company of Florida ("Bessemer") relating to the common stock, par value $0.50 per share, of Issuer (the "Stock").

2. The Trading Plan is consistent with Issuer's insider trading policies, and, to the best of Issuer's knowledge, there are no legal, contractual or regulatory restrictions imposed by Issuer applicable to Seller or Seller's affiliates as of the date of this representation that would prohibit either Seller from entering into the Trading Plan or any sale pursuant to the Trading Plan.

3. To avoid delays in connection with transfers of stock certificates and settlement of transactions under the Trading Plan, and in acknowledgment of Bessemer's agreement in paragraph 6(b) of the Trading Plan that sales of Stock under the Trading Plan will be effected in compliance with Rule 144, Issuer agrees that it will, immediately upon Seller's directing delivery of Stock into an account at Bessemer in the name of and for the benefit of Seller, instruct its transfer agent to process the transfer of shares and issue a new certificate to Seller that does not bear any legend or statement restricting its transferability to a buyer.


Dated:   August 12, 2004



By:      /s/ Raymond M. Beebe
         --------------------------------
Name:    Raymond M. Beebe
Title:   Vice President, General Counsel
         and Secretary
         Winnebago Industries, Inc.

                                    EXHIBIT C

                                 RULE 144 LETTER


Date

[Broker to be used]

Ladies and Gentlemen:

         In connection with the proposed sale by me of _______ shares (the "Shares") of common stock of ______________________. (the "Securities") through [Broker] Inc. and pursuant to Rule 144 of the Securities Act of 1933, I hereby represent to you that:

1. I have not made and will not make, any payment in connection with the execution of the above or to any persons other than [Broker] Inc.

2. I have not solicited or arranged for the solicitation of and will not solicit or arrange for the solicitation of orders to buy the Securities in anticipation of or in connection with this transaction.

3. During the three months prior to the date of this letter, a total of zero (0) Shares of the Company have been sold by me and any person whose sales must be aggregated with mine as provided in paragraphs (a) and (e) of Rule 144.

4. At the time of the sale of the Shares which I have instructed [Broker] Inc. to sell for my account, together with the Shares mentioned in paragraph 3 above, the aggregate amount of Shares sold during the preceding three (3) months will not exceed the greater of (i) 1% of outstanding Securities as shown by the most recent report or statement published by the Issuer or (ii) the average weekly volume of trading in the Securities reported on all national securities exchanges and/or reported through the automated quotation system of a registered securities association during the four calendar weeks preceding the filing of Form 144, or if no such Form 144 is required to be filed, the date of the receipt of the order to execute the transaction by the broker or the date of execution of the transaction directly with a market maker as defined in Section 39(a)(38) of the Securities Exchange Act of 1934, or (iii) the average weekly volume of trading in the Securities reported through the consolidated transaction reporting system contemplated by Rule 11Aa3-1 under the Securities Exchange Act of 1934 during the four-week period specified in clause (ii) above.

5. I warrant that I have beneficially owned these securities for a period of at least one (1) year as computed in accordance with paragraph (d) of Rule 144.

6. I am aware that payment of the proceeds of the sale is subject to the Shares being transferred and delivered free of restriction into the name of [Broker] Inc. and that transfer of the Shares may be delayed as the certificates bear a restrictive legend.

7. I herewith deliver to you an executed copy of Form 144, three executed copies of which were transmitted to the Securities and Exchange Commission and if the Securities are admitted to trading on any national securities exchange, I will transmit one executed copy of such notice to the principal exchange on which such securities are admitted to trading.

      I am familiar with Rule 144 under the Securities Act of 1933, as amended, and agree that you may rely on the above statements in executing the order referred to above.

                                         Very truly yours,



                                         --------------------------------------
                                         [Name]

























                                       2